UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company)

OMRIX BIOPHARMACEUTICALS, INC.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
1120 Avenue of Americas
New York, New York 10036
(212) 887-6509
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Randall Doud
David Fox
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NASDAQ: OMRI	Omrix Biopharmaceuticals, Inc. 1120 Avenue of the Americas, 4th Floor, New York, N.Y. 10036 Main: (212) 887-6500 www.omrix.com

Contact:
J&J Corporate Communications	J&J Investor Relations
Bill Price	Stan Panasewicz
(732) 524-6623	(732) 524-2524
(732) 668-3735 (m)

Jeffrey Leebaw	Omrix Investor Relations
(732) 524-3350	Francesca DeMartino
(732) 642-6608 (m)	(212) 887-6510
Johnson & Johnson Announces Definitive Agreement to Acquire Omrix Biopharmaceuticals, Inc.
Omrix’s Biopharmaceutical Expertise Complements ETHICON’s Industry-Leading Surgery Portfolio
NEW BRUNSWICK, N.J. and NEW YORK, N.Y. (Nov. 24, 2008) — Johnson & Johnson (NYSE: JNJ) and Omrix Biopharmaceuticals, Inc. (NASDAQ: OMRI), a fully-integrated biopharmaceutical company that develops and markets biosurgical and immunotherapy products, today announced a definitive agreement whereby Omrix will be acquired for approximately $438 million in a cash tender offer. Omrix is expected to operate as a stand-alone entity reporting through ETHICON, Inc., a Johnson & Johnson company and leading provider of suture, mesh, hemostats and other products for a wide range of surgical procedures.
The acquisition of Omrix would provide ETHICON, Inc., with an opportunity to strengthen its presence in active, biologic-based hemostats and convergent products for various surgical applications. ETHICON currently has exclusive distribution rights in the U.S. and the European Union for EVITHROM™ Thrombin Topical (Human) and EVICEL™ Fibrin Sealant (Human), two active, biologic-based hemostats manufactured by Omrix. ETHICON and Omrix are also partnering on a Fibrin Pad product candidate, currently in Phase II clinical trials, as an adjunct to control mild to moderate soft tissue bleeding.
Under the terms of the agreement, Johnson & Johnson will commence a tender offer to purchase all outstanding shares of Omrix at $25.00 per share, which is expected to close by the end of December 2008. The tender offer is conditioned on the tender of a majority of the outstanding shares of Omrix’s common stock on a fully diluted basis. The closing is conditioned on Israeli antitrust clearance and other customary closing conditions. The $358 million estimated net value of the transaction is based on Omrix’s 17.5 million fully diluted shares outstanding, net of estimated cash on hand at time of closing.

NASDAQ: OMRI	Omrix Biopharmaceuticals, Inc. 1120 Avenue of the Americas, 4th Floor, New York, N.Y. 10036 Main: (212) 887-6500 www.omrix.com
The boards of directors of Johnson & Johnson and Omrix have approved the transaction. In addition, Robert Taub, Omrix’s Founder and Chief Executive Officer, and entities controlled by Robert Taub, have agreed to tender approximately 16% of Omrix’s outstanding shares in the tender offer.
Alex Gorsky, Company Group Chairman for Johnson & Johnson with responsibility for the ETHICON business worldwide, said, “Our partnership with Omrix has already expanded our capacity to provide innovative, next generation products that raise the standard of surgical care. We believe this transaction will further enhance our efforts to bring new, science-based products to patients and the healthcare professionals who treat them.”
“We are delighted to announce this transaction, which combines Omrix’s expertise in developing innovative biological products with ETHICON’s commercialization expertise and global reach. We believe this merger is in the best interest of Omrix’s shareholders, customers and employees,” commented Robert Taub. “Omrix and ETHICON have enjoyed a solid partnership for the past five years. As a formally unified entity, our successful distribution and development agreements will evolve into an even more attractive long-term growth strategy. Omrix’s Israeli-based manufacturing and research & development expertise will be strengthened by the long-term stability and integration that this merger will create.”
Assuming this transaction closes in 2008, Johnson & Johnson is expected to incur an estimated one-time, after-tax charge of approximately $120 million reflecting the write-off of in-process research and development charges (IPR&D). The acquisition is expected to be breakeven to slightly dilutive to Johnson & Johnson’s earnings per share in 2009.
About Johnson & Johnson
Caring for the world, one person at a time...inspires and unites the people of Johnson & Johnson. We embrace research and science — bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.
About Omrix Biopharmaceuticals, Inc.
Omrix is a fully integrated biopharmaceutical company that develops, manufactures and markets protein-based biosurgery and passive immunotherapy products. Omrix’s biosurgery product line includes products and product candidates that are used for the control of bleeding, or hemostasis, and other surgical applications. Omrix’s passive immunotherapy product line includes antibody-rich products and

NASDAQ: OMRI	Omrix Biopharmaceuticals, Inc. 1120 Avenue of the Americas, 4th Floor, New York, N.Y. 10036 Main: (212) 887-6500 www.omrix.com product candidates for the treatment of immune deficiencies, infectious diseases and potential biodefense applications. For more information, please visit www.Omrix.com.
(This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Omrix’s expectations and projections. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of Omrix, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007 and Omrix’s Form 10-K as filed with the SEC on March 17, 2008. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.Omrix.com or on request from Johnson & Johnson or Omrix. Neither Johnson & Johnson nor Omrix undertakes to update any forward-looking statements as a result of new information or future events or developments.)
Additional Information
The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC). Investors and Omrix stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Omrix with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

November 24, 2008
Dear Omrix Employee,
Moments ago, Omrix announced an agreement to be acquired by Johnson & Johnson. The objective of the acquisition is to combine ETHICON’s, a division of Johnson & Johnson, biomechanical product development expertise, global reach and marketing & sales capabilities with Omrix’s proprietary protein purification technology, innovative development capabilities, and manufacturing know-how. The Board of Directors, Nissim and I, unanimously believe that the opportunities that will result from the combination of Omrix and Johnson & Johnson will greatly benefit our Company, employees, customers, suppliers, and partners. We are also proud to have created significant value to our shareholders.
It is important for you to know that at the close of the transaction, Nissim will become the General Manager of Omrix, a company within ETHICON. Led by Nissim, Omrix will continue its operations in Israel, keep the Omrix name, and will be a stand-alone entity reporting through ETHICON.
At this point in the process, we will now work on obtaining the required regulatory and shareholder approvals necessary to finalize this merger, which is anticipated to close by year-end 2008. Until we receive those approvals, we won’t be able to close and Omrix and Johnson & Johnson will remain separate companies.
Attached to this email you will find a copy of the press release and a document which contains Frequently Asked Questions, which we hope will answer some of the questions you may have. In the coming weeks, we will make every effort to keep you informed.
Nissim and I, along with representatives from Johnson & Johnson, will be hosting an all-employee meeting today at 2:00 pm in Israel in the large MDA meeting room. During this meeting, we will provide you with additional information about the merger and what it means for you.
Please note that over the coming weeks, you may be contacted by members of the media, investors or the general public regarding this transaction. Because it is important that we speak with one voice, please forward any calls or correspondence, including email inquiries, you may receive to Francesca DeMartino, Investor Relations at (212) 887-6510 or francesca.demartino@omrix.com.
The merger with Johnson & Johnson is an important milestone for Omrix and an exciting new chapter in our Company’s history. On behalf of Omrix’s Board of Directors and Management Team, we wish to thank you for your continued commitment and support as we move forward to complete the transaction. I know I can count on you to remain focused so that we can continue to meet and exceed our goals, as your hard work and dedication are vital to the continued success of Omrix.

On a personal note, I want to thank each one of you for helping me to achieve the vision I had for Omrix when it was founded in 1995. It has been a privilege to lead this extraordinary company and together, we created a leading biopharmaceutical company. We should all be proud that Johnson & Johnson is realizing the assets we have built and is adding Omrix to its globally recognized brands.
Kind regards,
Robert Taub
Founder and Chief Executive Officer

Use of Forward-Looking Statements
This letter contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Omrix’s expectations and projections. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of certain other regulatory approvals for the transaction, the tender of a majority of the outstanding shares of common stock of Omrix, and the possibility that the transaction will not be completed; general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 30, 2007 and Omrix’s Form 10-K as filed with the SEC on March 17, 2008. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com. [www.Omrix.com] or on request from Johnson & Johnson or Omrix. Neither Johnson & Johnson nor Omrix undertakes to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC). Investors and Omrix stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Omrix with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

OMRIX EMPLOYEE FREQUENTLY ASKED QUESTIONS:
1. What did Omrix announce today?
Today we announced that the Board of Directors of Omrix have approved a definitive merger agreement under which Johnson & Johnson will acquire all of the outstanding shares of Omrix for $25.00 per share in cash. This means that if all the conditions to the transaction are satisfied, Omrix would become a part of Johnson & Johnson’s ETHICON business, and its stock would cease trading on NASDAQ.
2. Who is ETHICON?
ETHICON is recognized worldwide for its surgical wound closure products. The company also focuses on general surgery, female pelvic health and biosurgicals for hemostasis. The Company is headquartered in Somerville, New Jersey, U.S.A. has more than 8,500 employees worldwide and sells products in over 50 countries.
3. Why is Johnson & Johnson acquiring Omrix?
Johnson & Johnson recognizes that Omrix is a great company with a valuable product portfolio. Johnson & Johnson, which has a long history of success, has great respect for what we have achieved and the talents and expertise our employees possess.
After a thorough and careful analysis, Omrix’s board of directors unanimously approved the transaction with Johnson & Johnson and recommends that our shareholders vote in favor.
4. What will happen to Omrix?
At this point in the process, we will now work on obtaining the required regulatory approvals necessary to close this merger, which we are targeting to occur by the end of 2008. During this time, Omrix will continue to operate as an independent business. Once the transaction closes, Johnson & Johnson and Omrix will work together to integrate Omrix’s business and operations into Johnson & Johnson. Omrix will operate as a standalone entity within the global ETHICON franchise, will keep the Omrix name, and will retain its manufacturing and R&D operations in Israel.
5. How will this transaction benefit employees?
This transaction is a testament to the many accomplishments of Omrix’s valued employees. Omrix employees have done an excellent job in building Omrix to where it is today and, together with Johnson & Johnson, we believe we can continue Omrix’s success and growth.
Over the long-term, we believe employees will benefit from additional career development and advancement opportunities as the combined company grows.

6. How will my job be affected?
In the short-term, job responsibilities will not change, as we are targeting the transaction to close by the end of 2008. During this time a joint integration planning team will be working to identify how to best leverage each company’s strengths and bring our companies together. One of the most attractive features of this transaction is the opportunity for Johnson & Johnson to bring together the exceptional talent of both organizations and we are confident that this integration will be a smooth one. We do believe that this combination will generate new opportunities for our employees.
7. Will my manager remain the same?
During the coming month as the transaction is completed and the integration is planned, significant management changes are not expected. After the companies are brought together, any management changes within the various Omrix departments will be determined by the specifics of the integration plan. The integration will be planned carefully in order to realize the benefits of this transaction quickly and efficiently. We are committed to providing updates throughout the process as appropriate to keep everyone informed of the latest developments.
8. What happens to my current benefits and compensation? Stock options?
Your current benefits and compensation will remain in effect through the integration process. With respect to pay, Omrix employees’ jobs, pay structures, and bonus plans will be mapped to comparable Johnson & Johnson jobs and compensation plans. In countries outside the U.S., compensation and benefits matters will be handled in line with statutory requirements and local guidelines and regulations. Israeli employees will be provided benefits to the extent required by Israeli law and honor all benefit plans and specified arrangements in which the employee participates.
Existing Omrix stock options will be treated according to the terms of the Definitive Agreement with Johnson & Johnson, as follows. All Omrix stock options, restricted shares and restricted share units whether vested or unvested, with an exercise price of less than $25.00 per share will result in a cash payment of the difference, which will be paid out in cash upon closing.
9. Will customers be affected by this transaction?
Until the transaction closes, Omrix and Johnson & Johnson will remain separate companies and there will be no change in the ordering practices for Omrix’s products. Our customers will continue to enjoy the outstanding products they have come to expect from Omrix. Johnson & Johnson shares our commitment and we look forward to the enhanced opportunities we will have as a combined company.
10. What will happen to our management team?

Until the transaction closes, Omrix and Johnson & Johnson must operate as two separate companies and their management teams will remain intact. A team comprised of members from both companies will plan for the integration so there will be a seamless transition when the transaction closes. Upon closing, Nissim Mashiach will take on a new role as the General Manager of Omrix, reporting into ETHICON, within Johnson & Johnson organization. Robert Taub will resign as Chief Executive Officer.
11. What happens to our headquarters?
Omrix will operate as a standalone entity within the global ETHICON franchise, will keep the Omrix name, and will retain its manufacturing and R&D operations in Israel.
12. What can employees expect over the coming months?
We expect the transaction to close by the end of 2008 and we will update you as appropriate. From an operational standpoint, it is business as usual.
13. If I have additional questions, who can I ask?
We encourage you to speak with your manager. While the merger process places some limits on what we can communicate, we will do our best to share the status of the transaction as information becomes public.
14. What should I do if I receive a call from an investor or reporter?
As always, should you be contacted by members of the media, investors or the general public regarding this transaction, it is important that you please forward any call you may receive to Francesca DeMartino at (212) 887-6510 or francesca.demartino@omrix.com.